Filed by Ashland Inc.  pursuant to Rules 165 and 425 promulgated  under the
     Securities  Act of 1933,  as  amended,  and deemed  filed  pursuant to Rule
       14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

                                                   Subject Company: Ashland Inc.
                                                  Commission File No.: 001-02918

       (Excerpt from press release of Ashland Inc.'s October 25, 2004 press release announcing its fourth quarter and fiscal 2004 earnings)


                                      ***


     ...Fiscal year operating income from refining and marketing increased 46 percent to $383 million. Cash distributions from MAP have been suspended pending the transfer of the company's interest in the joint venture to Marathon Oil Corporation. If the proposed transaction closes, Ashland would receive proceeds equal to 38 percent of MAP's distributable cash at the time of closing. If the transaction does not close, Ashland would receive its share of these funds as part of its normal distributions. Ashland's share on September 30 was $203 million.
     The company continues to work on the previously disclosed MAP transaction, through which Ashland would transfer its 38-percent interest in MAP to Marathon Oil. The transaction is subject to several previously disclosed conditions, including approval by Ashland's shareholders, consent from public debt holders and receipt of a favorable private letter ruling from the Internal Revenue Service (IRS) with respect to the tax treatment.
     Ashland has filed registration statements and proxy materials with the Securities and Exchange Commission (SEC) and is responding to comments. In addition, Ashland submitted a request to the IRS for a private letter ruling on the tax-free status of the proposed transaction. The company continues to discuss the complex tax issues related to this transaction with the IRS. Ashland has not resolved all issues with the IRS and is exploring alternatives for the resolution of these issues.
     While there is still meaningful risk, Ashland continues to believe it is more likely than not that the transaction will close. With respect to the timing of closing, it is possible that the transaction will close by calendar year-end, but it is more likely that the transaction will close in the first calendar quarter of 2005.

FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland's operating performance, earnings and expectations about the MAP transaction. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. These forward-looking statements are based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, cost of raw materials, and legal proceedings and claims (including environmental and asbestos matters) and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties, and assumptions include the possibility that Ashland will be unable to fully realize the benefits anticipated from the MAP transaction; the possibility of failing to receive a favorable ruling from the Internal Revenue Service; the possibility that Ashland fails to obtain the approval of its shareholders; the possibility that the transaction may not close or that Ashland may be required to modify some aspect of the transaction to obtain regulatory approvals; and other risks that are described from time to time in the Securities and Exchange Commission (SEC) reports of Ashland. Other factors and risks affecting Ashland are contained in Ashland's Form 10-K for the fiscal year ended Sept. 30, 2003, as amended, filed with the SEC and available on Ashland's Investor Relations website at www.ashland.com/investors or the SEC's website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this news release to reflect events or circumstances after the date of this news release.

ADDITIONAL INFORMATION ABOUT THE MAP TRANSACTION
In connection with the proposed transaction, Ashland filed a preliminary proxy statement on Schedule 14A with the SEC on June 21, 2004. Ashland filed an amended, preliminary proxy statement on Schedule 14A with the SEC on August 31, 2004. ATB Holdings Inc. and New EXM Inc. filed a registration statement on Form S-4, which includes a further amended preliminary proxy statement/prospectus, with the SEC on October 12, 2004. Investors and security holders are urged to read these documents and any other relevant documents filed or that will be filed with the SEC, including the definitive proxy statement/prospectus regarding the proposed transaction as they become available, because they contain, or will contain, important information. The definitive proxy statement/prospectus will be filed with the SEC by ATB Holdings Inc. and New EXM Inc., and security holders may obtain a free copy of the definitive proxy statement/prospectus when it becomes available, and other documents filed with the SEC, including the preliminary proxy statement at the SEC's website at www.sec.gov. The definitive proxy statement/prospectus, and other documents filed with the SEC by Ashland, ATB Holdings Inc. and New EXM Inc., including the preliminary proxy statement, may also be obtained for free in the SEC filings section on Ashland's Investor Relations website at www.ashland.com/investors, or by directing a request to Ashland at 50 E. RiverCenter Blvd., Covington, KY 41012. The respective directors and executive officers of Ashland and other persons may be deemed to be participants in solicitation of proxies in respect of the proposed transaction. Information regarding Ashland's directors and executive officers is available in its proxy statement filed with the SEC by Ashland on December 8, 2003. Investors may obtain information regarding the interests of participants in the solicitation of proxies in connection with the transaction referenced in the foregoing information by reading the definitive proxy statement/prospectus when it becomes available.